

August 16, 2013

Via E-mail
Ricardo Reyes
Chief Financial Officer
United Breweries Company, Inc.
Vitacura 2670, Twenty-Third Floor
Santiago, Chile

      Re: United Breweries Company, Inc.
                Form 20-F for the Year Ended December 31, 2012
                Filed April 26, 2013
                File No. 001-14906

Dear Mr. Reyes:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 3: Key Information, page 3
Selected Financial Data, page 3

1.   We note that the measure "Operating Result" presented under this section and on page 71 does not appear to be an IFRS measure or a subtotal in your consolidated statement of income presented under the guidance at paragraph 85 of IAS 1. Please confirm, in the future filings, you will provide disclosures required by Item 10(e) of Regulation S-K. Please provide us with a draft of your planned disclosures.

Item 5: Operating and Financial Review and Prospects, page 68
Operating Result, page 70
Fiscal Year Ended December 31, 2012 Compared to Fiscal Year Ended December 31, 2011, page 71

2.   We note that cost of sales, cost of sales as a percentage of net sales, and marketing and selling, distribution and administrative expenses fluctuated over the fiscal years under all of your business segments. Please provide us with, and confirm in future filings you will revise, your discussion of segment results for each period presented to describe and quantify underlying material activities that generate cost of sales variances between periods. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 5 of Form 20-F, SEC Release No. 33-8350 and FRR 501.04.

Item 19: Exhibits, page 135

3.   We note various agreements referenced throughout your document including your exclusive licensing agreements with Anheuser-Busch granting you the right to produce, market, sell and distribute Budweiser in Chile and Argentina. Also, we note similar agreements with respect to the production of Heineken beer in Chile and Argentina. Please tell us why these are not material contracts required to be filed pursuant to Instruction 4 as to Exhibits on Form 20-F. Alternatively, please file the agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or John Reynolds, Assistant Director, at (202) 551-3795 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining